Exhibit 99.8

MINISTRY OF FINANCE

2026–27 First Quarter Finances	August 2026

Contents		The First Quarter Finances report contains information about Ontario’s 2026–27 fiscal outlook, primarily as of June 30, 2026.
A. Ontario’s 2026–27 Fiscal Outlook	3
B. Ontario’s Economic Outlook	8
C. Details of Ontario’s Finances	10
D. Ontario’s 2026–27 Borrowing Program	16

Highlights

•	As of the 2026–27 First Quarter Finances, the province’s 2026–27 deficit is projected to be $13.8 billion, consistent with the outlook published in the 2026 Budget.

•	Revenues in 2026–27 are projected to be $232.0 billion, $0.1 billion higher than forecasted in the 2026 Budget.

•	Overall program expense in 2026–27 is projected to be $227.1 billion, $0.1 billion higher than forecasted in the 2026 Budget.

•

In the first calendar quarter of 2026, Ontario’s real gross domestic product (GDP) edged down 0.1 per cent, following a decline of 0.3 per cent in the previous quarter. The first quarter decline was largely due to weaker net trade, which was impacted by heightened external risks, including U.S. tariffs and geopolitical uncertainty.

•

Private-sector expectations for real GDP growth for 2026 and 2027 have been revised downward since the 2026 Budget. Uncertainty related to U.S. trade policy, along with geopolitical conflicts, continues to remain a key risk to Ontario’s economic outlook.

Introduction

Amid economic and geopolitical uncertainty, the 2026 Budget, released this past spring, delivered a balanced approach—supporting people and businesses through targeted investments, while maintaining prudent fiscal management and a sustainable medium-term outlook.

The 2026–27 First Quarter Finances builds on this successful approach. Ontario’s fiscal outlook remains consistent with the forecast presented in the 2026 Budget, while reflecting additional investments to strengthen social supports and advance economic development priorities. The government will continue to take the necessary actions to protect Ontario, including by building the most competitive economy in the G7 while also investing in critical public services.

While economic growth in Canada and Ontario was weak in the first quarter of 2026, a number of key monthly indicators suggest economic growth resumed in the second quarter of 2026.

Following the release of the 2026 Budget, all four major credit rating agencies—Moody’s, Fitch, Morningstar DBRS and S&P Global—affirmed Ontario’s AA credit rating with a stable outlook. This reflects Ontario’s commitment to maintaining its targets for debt sustainability measures, despite the economic and geopolitical uncertainties the province is currently facing.

The government will continue to monitor economic and fiscal risks, and will provide its next update as part of the 2026 Ontario Economic Outlook and Fiscal Review, to be released by November 15, 2026.

Section A: Ontario’s 2026–27 Fiscal Outlook

The province’s 2026–27 deficit is projected to be unchanged from the outlook of $13.8 billion published in the 2026 Budget.

Revenues in 2026–27 are projected to be $232.0 billion, $0.1 billion higher than forecasted in the 2026 Budget.

Program expense in 2026–27 is projected to be $227.1 billion, $0.1 billion higher than forecasted in the 2026 Budget.

Interest and Other Debt Servicing Charges in 2026–27 is projected to remain unchanged at $17.2 billion, as forecasted in the 2026 Budget.

The net debt-to-GDP ratio is projected to be 37.7 per cent in 2026–27, consistent with the forecast in the 2026 Budget.

The 2026 Budget included a $1.5 billion reserve in 2026–27, to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. With the release of the 2026–27 First Quarter Finances, the reserve has remained unchanged. The reserve provides prudence in the government’s fiscal framework and is distinct from contingency funds that are set aside for dedicated funding. The reserve can be used to safeguard against any events and uncertainty that may arise, or can be eliminated if not needed as part of year-end projections, supporting the government’s ability to protect the fiscal plan and uphold prudent financial management.

Additionally, the Contingency Fund is maintained to help mitigate expense risks for example, in cases where health and safety may be compromised, or unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The government has allocated $0.2 billion from this year’s Contingency Fund, leaving a balance of $1.3 billion for 2026–27.

Table 1

2026–27 In-Year Fiscal Performance

($ Millions)

	2026 Budget	Current Outlook	In-Year Change

Revenue	231,856	231,996	140

Expense

Programs	226,963	227,103	140

Interest and Other Debt Servicing Charges	17,237	17,237	–

Total Expense	244,200	244,340	140

Surplus/(Deficit) Before Reserve	(12,344)	(12,344)	–

Reserve	1,500	1,500	–

Surplus/(Deficit)	(13,844)	(13,844)	–

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

The outlook for revenue in 2026–27 is projected to be $232.0 billion, an increase of $0.1 billion compared to the 2026 Budget. The increase reflects federal funding to provide evacuation support services to First Nation communities affected by spring flooding and other emergencies.

Table 2

Key Changes to 2026–27 Revenue Projections

($ Millions)

2026–27

2026 Budget Total Revenue	231,856

Revenue Changes Since the 2026 Budget

Government of Canada Transfers	140

Total Revenue Changes Since the 2026 Budget	140

2026–27 First Quarter Finances Total Revenue Outlook	231,996

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

Source: Ontario Ministry of Finance.

Additional developments could materially affect the 2026–27 revenue outlook as new information becomes available during and after the end of the 2026–27 fiscal year. These include changes to the economic growth outlook, the results from tax return processing, revenue collections from Ontario-administered taxes and the earnings of government business enterprises. The government will monitor these developments and provide further details in future fiscal updates.

Expense

Total expense in 2026–27 is projected to be $244.3 billion, $0.1 billion higher than the 2026 Budget projection. In-year expenditure items in the first quarter of 2026 were fully offset through revenues or the Contingency Fund.

Table 3

Key Changes to 2026–27 Total Expense Projections

($ Millions)

		2026–27

2026 Budget Total Expense		244,200

Total Program Expense Changes Since the 2026 Budget

Toronto New Deal Agreement – Shelter Operations and Homelessness	200

First Nations Emergency Evacuations on behalf of Indigenous Services Canada	140

Northern Shield Energy Corridor	14

Support Partner Needs Related to Critical Infrastructure and Priority Projects in Ring of Fire	6

Total Program Expense Changes Since the 2026 Budget		360

Drawdown of the Contingency Fund		(220)

Total Net Program Expense Changes Since the 2026 Budget		140

Interest and Other Debt Servicing Charges Change Since the 2026 Budget		–

Total Expense Changes Since the 2026 Budget		140

2026–27 First Quarter Finances Total Expense Outlook		244,340

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Program Expense Update

Total program expense in 2026–27 is projected to be $227.1 billion, $0.1 billion higher than forecasted in the 2026 Budget.

Key changes to program expense projections since the release of the 2026 Budget include:

•	$200.0 million as part of the New Deal for Toronto to support shelters and homelessness programs;

•	$140.0 million, reflecting federal funding to provide evacuation support services to First Nation communities affected by spring flooding and other emergencies;

•	$14.0 million to continue to support the feasibility study for the Northern Shield Energy Corridor, a 3,300 km crude oil pipeline and energy corridor from Alberta to Ontario; and

•

$5.7 million for community supports, as part of the continued implementation of the Community Partnership Agreements with the Webequie and Marten Falls First Nations, to unlock the economic benefits of the Ring of Fire.

Interest and Other Debt Servicing Charges Expense Update

Interest and Other Debt Servicing Charges expense is projected to be $17.2 billion in 2026–27, consistent with the forecast in the 2026 Budget. Interest rates have been within the range anticipated since the 2026 Budget. As a result, Ontario’s cost of borrowing for 2026–27 remains unchanged at 4.1 per cent.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve, to protect the fiscal outlook against unforeseen changes in the province’s revenue and expenses, including those resulting from Ontario’s economic performance. The 2026 Budget included a reserve of $1.5 billion in 2026–27, which has been maintained as part of the current fiscal outlook.

The Contingency Fund is also maintained, to address expense risks such as circumstances that may impact health and safety or unforeseen events that could adversely affect Ontario’s fiscal performance. The remaining balance of the Contingency Fund is $1.3 billion in 2026–27.

Section B: Ontario’s Economic Outlook

Economic Outlook

In the first calendar quarter of 2026, Ontario’s real GDP edged down 0.1 per cent, following a decline of 0.3 per cent in the previous quarter. The first quarter decline was largely due to weaker net trade, which was impacted by heightened external risks, including U.S. tariffs and geopolitical uncertainty. Several key monthly indicators suggest economic growth resumed in the second quarter of 2026.

Since the release of the 2026 Budget, expectations for Ontario’s real GDP growth from private-sector forecasters have, on average, been revised downward for 2026 and 2027. Private-sector forecasters, on average, project Ontario’s real GDP to rise by 0.6 per cent in 2026, below the 1.1 per cent growth projected at the time of the 2026 Budget. The private-sector forecast average for 2027 has been revised down slightly, to 1.7 per cent from 1.8 per cent at the time of the 2026 Budget.

The current private-sector forecast average for Ontario’s nominal GDP growth for 2026 is 3.1 per cent, below the projection of 3.3 per cent at the time of the 2026 Budget. The private-sector forecast average for 2027 has been revised slightly lower, to 3.9 per cent from 4.0 per cent.

Global economic growth has been resilient, despite uncertainty surrounding U.S. trade policy and geopolitical tensions. The International Monetary Fund projects global real GDP to rise by 3.0 per cent in 2026 and 3.4 per cent in 2027, compared to the projected increases of 3.3 per cent in 2026 and 3.2 per cent in 2027 at the time of the 2026 Budget.

In the United States, forecasters anticipate real GDP to increase by 2.1 per cent in 2026, revised down from 2.4 per cent at the time of the 2026 Budget, according to the Blue Chip Economic Indicators survey, while the forecast for real GDP growth in 2027 eased from 2.1 per cent to 2.0 per cent.

U.S. trade policy and associated uncertainty remain a key risk to Ontario’s economic outlook. Escalating trade tensions could continue to weaken export demand and business investment, dampening economic growth. A prolonged conflict in the Middle East could result in further supply-chain disruptions, contributing to volatility in energy prices and inflationary pressures.

Section C: Details of Ontario’s Finances

Table 4

Revenue

($ Millions)

	2026–27

	2026 Budget	Current Outlook	In-Year Change

Taxation Revenue

Personal Income Tax	65,108	65,108	–

Sales Tax	39,871	39,871	–

Corporations Tax	28,618	28,618	–

Education Property Tax	5,981	5,981	–

Employer Health Tax	9,812	9,812	–

Ontario Health Premium	5,518	5,518	–

Gasoline Tax	1,737	1,737	–

Land Transfer Tax	3,785	3,785	–

Tobacco Tax	602	602	–

Fuel Tax	540	540	–

Beer, Wine and Spirits Taxes	262	262	–

Electricity Payments in Lieu of Taxes	350	350	–

Ontario Portion of the Federal Cannabis Excise Duty	405	405	–

Other Taxes	1,043	1,043	–

	163,633	163,633	–

Government of Canada Transfers

Canada Health Transfer	22,406	22,406	–

Canada Social Transfer	7,000	7,000	–

Equalization	406	406	–

Infrastructure Programs	1,104	1,104	–

Labour Market Programs	1,064	1,064	–

Social Housing Agreement	98	98	–

Other Federal Payments	7,070	7,210	140

Direct Transfers to Broader Public Sector Organizations	684	684	–

	39,831	39,971	140

Income from Government Business Enterprises

Liquor Control Board of Ontario	1,896	1,896	–

Ontario Power Generation Inc./Hydro One Ltd.	1,818	1,818	–

Ontario Lottery and Gaming Corporation	2,219	2,219	–

Ontario Cannabis Store	236	236	–

iGaming Ontario	294	294	–

	6,462	6,462	–
continued

Table 4 (continued)

Revenue

($ Millions)

	2026–27
	2026 Budget	Current Outlook	In-Year Change

Other Non-Tax Revenue

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	11,066	11,066	–

Vehicle and Driver Registration Fees	1,251	1,251	–

Miscellaneous Other Non-Tax Revenue	2,124	2,124	–

Other Fees and Licences	2,010	2,010	–

Sales and Rentals	2,069	2,069	–

Reimbursements	1,278	1,278	–

Royalties	311	311	–

Power Supply Contract Recoveries	42	42	–

Interest and Investment Income	1,779	1,779	–

	21,930	21,930	–

Total Revenue	231,856	231,996	140

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

Source: Ontario Ministry of Finance.

Table 5

Total Expense

($ Millions)

	2026–27

Ministry Expense	2026 Budget	Current Outlook	In-Year Change

Agriculture, Food and Agribusiness (Base)	320.9	320.9	–

Demand-Driven Risk Management and Time-Limited Programs	710.3	710.3	–

Agriculture, Food and Agribusiness (Total)	1,031.2	1,031.2	–

Attorney General (Base)	2,428.8	2,428.8	–

Bad Debt Expense	5.3	5.3	–

Attorney General (Total)	2,434.1	2,434.1	–

Board of Internal Economy (Total)	399.2	399.2	–

Children, Community and Social Services (Total)	21,425.5	21,425.5	–

Citizenship and Multiculturalism (Total)	83.0	83.0	–

Colleges, Universities, Research Excellence and Security (Base)	11,512.4	11,512.4	–

Student Financial Assistance	2,448.4	2,448.4	–

Colleges, Universities, Research Excellence and Security (Total)	13,960.8	13,960.8	–

Economic Development, Job Creation and Trade (Base)	210.5	210.5	–

Tax Credits for Business Investment and Research and Development[1]	758.3	758.3	–

Time-Limited Investments	950.3	950.3	–

Economic Development, Job Creation and Trade (Total)	1,919.1	1,919.1	–

Education (Base)	40,762.1	40,762.1	–

Teachers’ Pension Plan	1,787.0	1,787.0	–

Education (Total)	42,549.1	42,549.1	–

Emergency Preparedness and Response (Base)	69.9	69.9	–

First Nations Emergency Evacuations on behalf of Indigenous Services Canada	–	140.0	140.0

Emergency Preparedness and Response (Total)	69.9	209.9	140.0

Energy and Mines (Base)	701.1	701.1	–

Electricity Cost Relief Programs	6,913.1	6,913.1	–

High-Speed Internet	351.1	351.1	–

Time-Limited Investments	89.8	89.8	–

Energy and Mines (Total)	8,055.0	8,055.0	–

Environment, Conservation and Parks (Total)	1,191.2	1,191.2	–

Executive Offices (Total)	82.6	82.6	–

Finance (Base)	1,072.1	1,072.1	–

Investment Management Corporation of Ontario	321.7	321.7	–

Ontario Municipal Partnership Fund	600.0	600.0	–

Temporary and Other Local Assistance	17.7	17.7	–

Power Supply Contract Costs	42.5	42.5	–

Finance (Total)	2,053.9	2,053.9	–

Francophone Affairs (Base)	8.9	8.9	–

Time-Limited Investments	4.4	4.4	–

Francophone Affairs (Total)	13.3	13.3	–

Health (Total)	91,800.0	91,812.0	12.0

Indigenous Affairs and First Nations Economic Reconciliation (Total)	179.0	184.7	5.7

Infrastructure (Base)	821.0	835.0	14.0

Federal-Provincial Infrastructure Programs	121.6	121.6	–

Waterfront Toronto Revitalization (Port Lands Flood Protection)	35.0	35.0	–

Municipal Infrastructure Program Investments	600.0	600.0	–

Realty	1,655.2	1,655.2	–

Infrastructure (Total)	3,232.7	3,246.7	14.0
continued...

Table 5 (continued)

Total Expense

($ Millions)

	2026–27

Ministry Expense	2026 Budget	Current Outlook	In-Year Change

Labour, Immigration, Training and Skills Development (Base)	242.0	242.0	–

Co-operative Education Tax Credit	98.1	98.1	–

Demand-Driven Employment and Training Programs	1,631.1	1,631.1	–

Labour, Immigration, Training and Skills Development (Total)	1,971.2	1,971.2	–

Long-Term Care (Total)[2]	9,354.0	9,342.0	(12.0)

Municipal Affairs and Housing (Base)	803.1	803.1	–

Time-Limited Investments	991.3	1,191.3	200.0

Municipal Affairs and Housing (Total)	1,794.3	1,994.3	200.0

Natural Resources (Base)	739.5	739.5	–

Emergency Forest Firefighting	150.0	150.0	–

Natural Resources (Total)	889.5	889.5	–

Northern Economic Development and Growth (Total)	927.9	927.9	–

Public and Business Service Delivery and Procurement (Total)	1,522.1	1,522.1	–

Rural Affairs (Total)	19.3	19.3	–

Seniors and Accessibility (Base)	77.9	77.9	–

Seniors Tax Credit	100.2	100.2	–

Seniors and Accessibility (Total)	178.1	178.1	–

Solicitor General (Total)	4,832.3	4,832.3	–

Sport (Base)	63.9	63.9	–

Time-Limited Investments	221.2	221.2	–

Sport (Total)	285.1	285.1	–

Tourism, Culture and Gaming (Base)	1,201.8	1,201.8	–

Ontario Cultural Media Tax Credits	1,046.2	1,046.2	–

Tourism, Culture and Gaming (Total)	2,247.9	2,247.9	–

Transportation (Base)	8,073.1	8,073.1	–

Federal-Provincial Infrastructure Programs	556.3	556.3	–

Transportation (Total)	8,629.4	8,629.4	–

Treasury Board Secretariat (Base)	411.0	411.0	–

Employee and Pensioner Benefits	1,921.0	1,921.0	–

Operating Contingency Fund	1,350.0	1,136.0	(214.0)

Capital Contingency Fund	150.0	144.3	(5.7)

Treasury Board Secretariat (Total)	3,832.0	3,612.3	(219.7)

Interest and Other Debt Servicing Charges[3]	17,237.2	17,237.2	–

Total Expense	244,200.0	244,340.0	140.0
[1]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit (ROITC), the Ontario Innovation Tax Credit, the Ontario Business-Research Institute Tax Credit and the Ontario Made Manufacturing Investment Tax Credit (OMMITC). Amounts in 2026–27 for the ROITC include the wind-down of the credit for expenditures incurred after 2026. The OMMITC costs include costs starting in 2026–27 for the OMMITC enhancement, but not the OMMITC expansion, the impacts of which are reported separately as a revenue decrease.

[2]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health and hospitals for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $8.0 billion in 2026–27.

[3]	Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $1,261 million in 2026–27.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance

Table 6

Infrastructure Expenditures

($ Millions)

	2026–27

	2026 Budget	Current Outlook			Change from 2026 Budget

Sector	Total Infrastructure Expenditures	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures

Transportation

Transit	13,789	12,796	993	13,789	–

Provincial Highways	5,391	5,001	385	5,386	(5.7)

Other Transportation, Property and Planning	261	139	123	261	–

Health

Hospitals	5,602	5,579	22	5,602	–

Other Health	1,413	183	1,229	1,413	–

Education	4,211	4,134	77	4,211	–

Postsecondary Education

Colleges and Other	701	670	32	701	–

Universities	202	–	202	202	–

Social	583	40	543	583	–

Justice	1,102	1,006	96	1,102	–

Other Sectors[4]	5,386	3,035	2,355	5,390	3.7

Total Infrastructure Expenditures	38,641	32,583	6,056	38,639	(2.0)

Less: Other Partner Funding[5]	1,897	1,897	–	1,897	–

Total[6]	36,744	30,686	6,056	36,742	(2.0)
[1]	Includes provincial investment in capital assets of $28.0 billion.
[2]	Includes $1,261 million in interest capitalized during construction.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes high-speed internet infrastructure, government administration, natural resources, and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes federal–municipal contributions to provincial infrastructure investments.

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

 Source: Ontario Treasury Board Secretariat.

Table 7

Five-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

		Actual		Interim	Current Outlook

	2022–23	2023–24	2024–25	2025–26	2026–27

Revenue	194,431	208,975	226,161	226,609	231,996

Expense

Programs	186,364	195,207	212,129	222,387	227,103

Interest and Other Debt Servicing Charges[3]	13,935	14,461	15,122	16,047	17,237

Total Expense	200,299	209,668	227,251	238,434	244,340

Reserve	–	–	–	500	1,500

Surplus/(Deficit)	(5,868)	(693)	(1,090)	(12,326)	(13,844)

Net Debt[4]	399,806	409,761	427,050	459,325	485,082

Accumulated Deficit	246,007	246,101	247,060	259,386	273,230

Gross Domestic Product (GDP) at Market Prices	1,065,260	1,138,592	1,197,020	1,246,433	1,286,319

Primary Household Income	689,842	740,660	797,253	831,931	862,712

Population — July (000s)[5]	15,156	15,632	16,145	16,258	16,099

Net Debt Per Capita[4] (dollars)	26,380	26,212	26,451	28,252	30,131

Household Income Per Capita (dollars)	45,517	47,380	49,381	51,170	53,588

Net Debt as a Per Cent of Revenue[4]	207.3%	199.0%	191.2%	204.4%	210.7%

Interest as a Per Cent of Revenue	6.4%	5.5%	5.5%	6.3%	6.7%

Net Debt as a Per Cent of GDP[4]	37.5%	36.0%	35.7%	36.9%	37.7%

Accumulated Deficit as a Per Cent of GDP	23.1%	21.6%	20.6%	20.8%	21.2%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Actual results for 2023–24 are restated to present an accounting policy change implemented in the Public Accounts of Ontario 2024–2025 regarding the calculation of accrued Corporations Tax Revenue.
[3]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $694 million in 2022–23, $978 million in 2023–24, $1,221 million in 2024–25, $1,309 million in 2025–26 and $1,261 million in 2026–27.

[4]

For 2026–27 and future years, Net Debt reflects financial assets less financial liabilities and is aligned with Net Financial Liabilities, as will be reported in the Public Accounts of Ontario 2026–2027. A one-year restatement will be provided in the Public Accounts of Ontario 2026–2027.

 5 Population figures are for July 1 of the fiscal year indicated (i.e., for 2026–27, the population on July 1, 2026 is shown).

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of June 30, 2026.

 Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D: Ontario’s 2026–27 Borrowing Program

Table 8

Ontario’s 2026–27 Borrowing Program

($ Billions)

	2026–27
	2026 Budget	Current Outlook	Change from 2026 Budget

Deficit/(Surplus)	13.8	13.8	–

Provincial Investment in Capital Assets	28.0	28.0	–

Amortization of Capital Assets[1]	(10.2)	(10.2)	–

Non-Cash and Cash Timing Adjustments	(2.5)	(2.5)	–

Net Loans and Investments	5.2	5.2	–

Debt Maturities/Redemptions	26.9	26.9	–

Total Funding Requirement	61.2	61.2	–

Decrease/(Increase) in Short-Term Borrowing	(6.0)	(6.0)	–

Increase/(Decrease) in Year-End Cash and Cash Equivalents	(8.0)	(9.0)	(1.0)

Total Long-Term Borrowing	47.2	46.2	(1.0)
[1]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

On March 30, 2026, Ontario issued $1.0 billion, which increased borrowing to $59.6 billion for 2025–26 and reduced the 2026–27 borrowing requirement from $47.2 billion in the 2026 Budget to $46.2 billion.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resilient infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $24.6 billion issued since 2014–15, with $19.85 billion outstanding.

Interest rates have been within the range forecasted in the 2026 Budget. As a result, Ontario’s cost of borrowing for 2026–27 remains unchanged at 4.1 per cent. Ontario is estimated to pay Interest and Other Debt Servicing Charges of $17.2 billion, consistent with the 2026 Budget.

2026–27 Long-Term Borrowing

Table 9

2026–27 Long-Term Borrowing

($ Billions)

Canadian Dollar Issues	15.5

Foreign Currency Issues	13.3

Total	28.8

 Notes: Numbers may not add due to rounding. As of August 5, 2026.

 Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2026–27 First Quarter Finances, please call or email:

Toll-free English and French inquiries:	1–800–337–7222
Teletypewriter (TTY):	1–800–263–7776
Email:	FinanceCommunications.fin@ontario.ca

© King’s Printer for Ontario, 2026

Chart Descriptions: Alternative Text for

Web Accessibility

Chart 1: Ontario GDP Growth

This stacked bar chart shows private-sector average forecasts in January 2026 and July 2026 for Ontario real GDP growth, GDP inflation and nominal GDP growth in 2026 and 2027. Note that nominal GDP growth is the sum of real GDP growth and GDP inflation.

In January 2026, Ontario’s real GDP was projected to rise by 1.1 per cent in 2026 and nominal GDP to increase by 3.3 per cent. For 2027, real GDP was projected to rise by 1.8 per cent and nominal GDP to grow by 4.0 per cent.

In July 2026, the average of private-sector forecasts projects Ontario’s real GDP to rise by 0.6 per cent in 2026 and nominal GDP to grow by 3.1 per cent. For 2027, real GDP is projected to rise by 1.7 per cent and nominal GDP to increase by 3.9 per cent.

Source: Ontario Ministry of Finance Survey of Forecasters (January 16, 2026 and July 20, 2026).